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News Release	No. 15-298
February 26, 2015

Platinum Group Metals Announces Results of
Annual General Meeting of Shareholders

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) is pleased to announce the results from its Annual General Meeting held on February 26, 2015 in Vancouver, BC.

The meeting had a record high turnout of shareholders representing over 89% of its issued shares eligible to vote at the meeting. The number of directors is fixed at seven and on a show of hands the shareholders at the meeting elected management’s seven nominees for directors. Details of the proxy voting are as follows:

MOTIONS	NUMBER OF SHARES	PERCENTAGE OF VOTES CAST
	FOR	FOR	WITHHELD/ ABSTAIN
R. MICHAEL JONES	653,675,252	99.89%	0.11%
FRANK R HALLAM	648,967,641	99.17%	0.83%
ERIC H CARLSON	650,776,912	99.44%	0.56%
BARRY W SMEE	654,056,986	99.95%	0.05%
IAIN D C MCLEAN	635,699,538	97.14%	2.86%
TIMOTHY D MARLOW	654,160,094	99.96%	0.04%
DIANA J WALTERS	639,047,509	97.65%	2.35%

The Board of Directors is unchanged from the previous year.

At a meeting of the Board of Directors following the shareholders meeting the current officers were ratified for the following year.

R. Michael Jones, President, CEO and co-founder of Platinum Group Metals said “We are pleased to see the significant volume of our shareholders actively involved in following our progress and voting their stock. We look forward to a pivotal year in 2015 with the completion of the WBJV Project 1 mine build, with production scheduled for Q4 2015 and the exploration and initial engineering on the Waterberg platinum deposit.”

For more information on these matters, please refer to Platinum Group’s information circular, available on SEDAR (www.sedar.com) or visit our website at www.platinumgroupmetals.net.

PLATINUM GROUP METALS LTD.	…2

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd., based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2000, Platinum Group holds significant mineral rights in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on moving its first, high-grade, near-surface Western Bushveld Joint Venture (WBJV) Project 1 platinum deposit, to production in the fourth quarter of 2015.

Platinum Group has expanded its exploration efforts on the North Limb of the Bushveld Complex where it is focused on the exploration, resource update, and pre-feasibility study of the 29 million ounce Waterberg platinum and palladium deposit. (Inferred, 287 million tonnes grading 3.15 g/t 4E (0.94g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au)). See Technical Report on SEDAR filed December 19, 2014). The Company is the operator of the Waterberg JV Project with the Japan Oil, Gas and Metals National Corporation (JOGMEC) and controls the adjoining Waterberg Extension Project.

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The securities described in this press release have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent such registration or an available exemption therefrom.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding potential funding under the Facility and the use of proceeds thereof, plans and estimates regarding exploration, studies, development, construction and production on the Company’s properties, other economic projections and the Company’s outlook. Statements of resources and reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, that the Company may be unsuccessful in satisfying the conditions to draw down under the Facility, in negotiating and completing future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.